UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sea Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.0005 per share
(Title of Class of Securities)

81141R100
(CUSIP Number)

Tencent Holdings Limited
29/F., Three Pacific Place,
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

with a copy to:

Tong Yu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Fukoku Seimei Building, 2th Floor
2-2-2, Uchisaiwaicho, Chiyoda-ku
Tokyo, Japan
Telephone: +813-3597-8101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 81141R100	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,903,841 Shares[1]
	8	SHARED VOTING POWER 46,573,653 Shares[2]
	9	SOLE DISPOSITIVE POWER 117,477,494 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,477,494 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7% of Class A Ordinary Shares[3]
14	TYPE OF REPORTING PERSON CO

1 Includes (i) 60,074,257 Class B Ordinary Shares that are subject only to an irrevocable proxy with respect to limited matters relating to the size and/or composition of the Issuer’s board granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5) (each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time subject to certain restrictions agreed upon in the Irrevocable Proxy), (ii) 7,496,251 Class A Ordinary Shares issuable upon conversion in full of the convertible promissory note in principal amount of $100,000,000 held by Tencent Limited assuming an initial conversion price of $13.34 and (iii) 3,333,333 Class A Ordinary Shares held by Huang River Investment Limited.
2 Represents 46,573,653 Class B Ordinary Shares that are subject to an irrevocable proxy with respect to all matters that require shareholder vote (other than the size and/or composition of the Issuer’s board which is subject to a separate proxy discussed in note 1 above) granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5).
3 Based on 288,226,883 ordinary shares, including (i) 115,122,722 Class A ordinary shares outstanding immediately prior to the completion of the IPO (defined in Item 3), (ii) 106,647,910 Class B ordinary shares beneficially owned by the Reporting Person, (iii) 58,960,000 Class A ordinary shares issued in the IPO and (iv) 7,496,251 Class A Ordinary Shares issuable upon conversion in full of the convertible promissory note in principal amount of $100,000,000 held by Tencent Limited assuming an initial conversion price of $13.34.

CUSIP No. 81141R100	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,633,008 Shares[4]
	8	SHARED VOTING POWER 46,573,653 Shares[2]
	9	SOLE DISPOSITIVE POWER 110,206,661 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,206,661 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8% of Class A Ordinary Shares[5]
14	TYPE OF REPORTING PERSON CO

4 Includes (i) 56,136,757 Class B Ordinary Shares that are subject only to an irrevocable proxy with respect to limited matters relating to the size and/or composition of the Issuer’s board granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5) (each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time subject to certain restrictions agreed upon in the Irrevocable Proxy) and (ii) 7,496,251 Class A Ordinary Shares issuable upon conversion in full of the convertible promissory note in principal amount of $100,000,000 held by Tencent Limited assuming an initial conversion price of $13.34.
5 Based on 284,289,383 ordinary shares, including (i) 115,122,722 Class A ordinary shares outstanding immediately prior to the completion of the IPO (defined in Item 3), (ii) 102,710,410 Class B ordinary shares beneficially owned by the Reporting Person, (iii) 58,960,000 Class A ordinary shares issued in the IPO and (iv) 7,496,251 Class A Ordinary Shares issuable upon conversion in full of the convertible promissory note in principal amount of $100,000,000 held by Tencent Limited assuming an initial conversion price of $13.34.

CUSIP No. 81141R100	SCHEDULE 13D	Page 4 of 11

Item 1.                          Security and Issuer
This Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.0005 per share of Sea Limited (“Class A Ordinary Shares”), a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”).  The Issuer’s principal executive offices are located at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.
Item 2.                          Identity and Background
(a) and (f): This Statement is being filed jointly by:
(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent Holdings”); and
(ii)	Tencent Limited, a British Virgin Islands company (“Tencent”) (the entities listed in items (i) and (ii) are collectively referred to herein as the “Reporting Persons”).
The directors of Tencent Holdings are Messrs. Ma Huateng, Lau Chi Ping Martin, Jacobus Petrus (Koos) Bekker, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce, Ian Charles Stone and Yang Siu Shun.  Messrs. Ma Huateng and Li Dong Sheng are citizens of the People’s Republic of China.  Messrs. Lau Chi Ping Martin, Iain Ferguson Bruce, Ian Charles Stone and Yang Siu Shun are citizens of the People’s Republic of China (Hong Kong SAR).  Messrs. Jacobus Petrus (Koos) Bekker and Charles St Leger Searle are citizens of the Republic of South Africa.
The executive officers of Tencent Holdings are Messrs. Ma Huateng, Lau Chi Ping Martin, Xu Chenye, Ren Yuxin, James Gordon Mitchell, David A M Wallerstein and John Shek Hon Lo.  Messrs. Xu Chenye and Ren Yuxin are citizens of the People’s Republic of China.  Mr. James Gordon Mitchell is a citizen of the United Kingdom of Great Britain and Northern Ireland.  Mr. David A M Wallerstein is a citizen of the United States of America.  Mr. John Shek Hon Lo is a citizen of the People’s Republic of China (Hong Kong SAR).
The directors of Tencent are Messrs. Ma Huateng and Charles St Leger Searle.
Tencent does not have any executive officers.
The Reporting Persons have entered into a joint filing agreement dated as of October 25, 2017, a copy of which is attached hereto as Exhibit 1.
(b):	The principal business office of Tencent Holdings is Cricket Square, Hutchins Drive, P.O. Box2681, Grand Cayman KY1-1111, Cayman Islands.
The principal business office of Tencent is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
The principal business address of the directors and executive officers of Tencent Holdings is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.
The principal business address of the directors of Tencent is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

CUSIP No. 81141R100	SCHEDULE 13D	Page 5 of 11

(c)	Tencent Holdings is an internet service portal in China providing value-added Internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Tencent is a wholly-owned subsidiary of Tencent Holdings and is principally engaged in the business of holding securities in portfolio companies in which Tencent Holdings invests.
The following is the present principal employment of the directors and executive officers of Tencent Holdings and the directors of Tencent named in this Item 2.
Ma Huateng:	Executive Director, Chairman of the Board and Chief Executive Officer of Tencent Holdings
Lau Chi Ping Martin:	Executive Director and President of Tencent Holdings
Jacobus Petrus (Koos) Bekker:	Non-Executive Director of Tencent Holdings, Non-Executive Chairman of Naspers
Charles St Leger Searle:	Non-Executive Director of Tencent Holdings, Chief Executive Officer of Naspers Internet Listed Assets
Li Dong Sheng:	Independent Non-Executive Director of Tencent Holdings, Chief Executive Officer of TCL Corporation, Chairman of the TCL Multimedia Technology Holdings Limited
Iain Ferguson Bruce:	Independent Non-Executive Director of Tencent Holdings
Ian Charles Stone:	Independent Non-Executive Director of Tencent Holdings, independent advisor on Technology, Media and Telecoms
Yang Siu Shun:	Independent Non-Executive Director of Tencent Holdings, Member of the 12th National Committee of the Chinese People’s Political Consultative Conference, a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority and an Independent Non-Executive Director of Industrial and Commercial Bank of China Limited
Xu Chenye:	Chief Information Officer of Tencent Holdings
Ren Yuxin:	Chief Operating Officer of Tencent Holdings, President of Interactive Entertainment Group, Mobile Internet Group and Online Media Group
James Gordon Mitchell:	Chief Strategy Officer and Senior Executive Vice President of Tencent Holdings
David A M Wallerstein:	Chief Exploration Officer and Senior Executive Vice President of Tencent Holdings
John Shek Hon Lo:	Chief Financial Officer and Senior Vice President of Tencent Holdings

CUSIP No. 81141R100	SCHEDULE 13D	Page 6 of 11

(d)	During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Considerations
Prior to the Issuer’s initial public offering on October 19, 2017 (“IPO”), Tencent and its affiliates held 41,380,710 ordinary shares, 62,500,000 series A preference shares and 2,767,200 series B preference shares.  The source of funds for these purchases was working capital funds from Tencent Holdings.
Immediately prior to the completion of the IPO, issued and outstanding ordinary shares, series A preference shares and series B preference shares held by Tencent and its affiliates were re-designated as Class B Ordinary Shares on a one-for-one basis.  Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time subject to certain restrictions agreed upon in the Irrevocable Proxy.
In addition, in March 2017, Tencent acquired a convertible promissory note in the principal amount of $100,000,000 from the Issuer.  The convertible promissory note will mature on the third anniversary of the issuance date.  Following the IPO, the principal amounts of the convertible promissory notes may be converted, in whole or in part, into Class A Ordinary Shares at a conversion price calculated based on an agreed formula (which stipulates a discount to the IPO price based on a discount rate and the period between the issuance date of the convertible promissory note and the pricing date of the IPO), subject to certain anti-dilution adjustments.  The source of funds for this purchase was working capital funds from Tencent Holdings.

On October 19, 2017, Huang River Investment Limited, which is a wholly-owned subsidiary of Tencent Holdings, acquired 3,333,333 Class A Ordinary Shares as part of the IPO at a price per share of $15.  The shares were acquired with working capital funds from Tencent Holdings.

Item 4.                          Purpose of Transaction
The information set forth in Items 3, 5 and 6 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities and note described in Item 3 as an investment and to strengthen the strategic relationship between Tencent Holdings and its affiliates and the Issuer.  Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the memorandum and articles of association of the Issuer, as amended, as well as any restrictions under the transaction documents described in Items 3, 5 and 6, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the board, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications and suggestions may include

CUSIP No. 81141R100	SCHEDULE 13D	Page 7 of 11

proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, market conditions and general economic and industry conditions), and subject to certain restrictions and limitations included in the transaction documents described in Items 3, 5 and 6, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class A Ordinary Shares or other financial instruments of or related to the Issuer or selling some or all of their beneficial holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Other than as set forth in this Statement or in the transaction documents described under Items 3, 5 and 6, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any other person named in Item 2 hereto has any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).
Item 5.                          Interest in Securities of the Issuer
(a) and (b):	Items 7 through 11 and 13 of each of the cover page of this Schedule 13D are incorporated herein by reference.
Tencent directly beneficially owns 102,710,410 shares of Class B Ordinary Shares.  Furthermore, Tencent holds a convertible promissory note in the principal amount of $100 million that can be converted, in whole or in part, into Class A Ordinary Shares at a conversion price calculated based on an agreed formula.
Tencent Holdings may be deemed to beneficially own the securities that are held by its subsidiaries Tencent, Huang River Investment Limited and Tencent Growthfund Limited.  Tencent Holdings may also be deemed to have sole voting and dispositive power over the securities held by them.
To the knowledge of the Reporting Persons, Ren Yuxin holds 675,676 of Class A Ordinary Shares in his individual capacity but is not acting as a group with any other shareholder.  Ren Yuxin acquired the ordinary shares in October 2017 from another shareholder for $10,000,000, which shares were re-designated as Class A Ordinary Shares immediately prior to the completion of the IPO.
To the knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any Class A Ordinary Shares.
Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to three votes, on all matters subject to the vote at general meetings of the Issuer.
The Irrevocable Proxy
Under an irrevocable proxy dated as of September 1, 2017 (the “Irrevocable Proxy”), the Reporting Parties and their affiliate have granted the founder of the Issuer, Forrest Xiaodong Li, the following irrevocable proxies:

CUSIP No. 81141R100	SCHEDULE 13D	Page 8 of 11

—	an irrevocable proxy with respect to all of their Class B Ordinary Shares for any matters concerning the size and/or composition of the Issuer’s board that require a shareholder vote, including, any resolution to approve, authorize or confirm any increase or decrease in the number of or any minimum or maximum number of directors of the Issuer’s board, any appointment or election of any new director or directors of the Issuer, and any removal or replacement of any existing director or directors of the Issuer. The founder has agreed to vote all of such Class B Ordinary Shares at the direction of Tencent Holdings for the election, removal and replacement of one member of the board, provided the nominee is qualified and permitted to serve on the board under applicable law and stock exchange rules.
—	an irrevocable proxy for all other matters that require shareholder vote with respect to 46,573,653 Class B Ordinary Shares held by the Reporting Persons and their affiliate.
Upon termination of the Irrevocable Proxy, all issued and outstanding Class B Ordinary Shares will automatically convert into an equal number of Class A Ordinary Shares (subject to the exception described below).  The Irrevocable Proxy will terminate upon the earliest of (i) the tenth anniversary of the completion of the IPO, which can be extended if the parties agree; (ii) the founder voluntarily ceasing to be the Issuer’s group chief executive officer; (iii) the death or permanent incapacity of the founder; (iv) the founder failing to spend at least half of all work days, excluding certain leaves, in any given calendar year on the Issuer’s business, at the end of such calendar year; (v) the founder voting the proxy shares on the Tencent director matter contrary to the written direction of Tencent Holdings; or (vi) the mutual agreement of the parties.  However, if upon the tenth anniversary of the completion of the IPO the number of issued and outstanding Class B Ordinary Shares held by the Reporting Persons and their affiliate are less than 50% of the total number of issued and outstanding Class B Ordinary Shares they held immediately after the completion of the IPO, all of the Class B Ordinary Shares then held by the Reporting Persons and their affiliate will automatically convert into an equal number of Class A Ordinary Shares, and all of the Class B Ordinary Shares held by the founder and his permitted transferees will not convert into Class A Ordinary Shares until the earliest of an additional ten years or any of the events described in (ii), (iii) and (iv) above.
Due to the Irrevocable Proxy, the Reporting Persons may be deemed to share voting power with Forrest Xiaodong Li with respect to the 46,573,653 Class B Ordinary Shares that are subject to an irrevocable proxy with respect to all other matters that require shareholder vote.
Solely due to the Irrevocable Proxy, the Reporting Persons and the founder, Forrest Xiaodong Li, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b).  However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Tencent for its directly held shares) that it is the beneficial owner of any Class A or B Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.
(c)	Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transaction during the past 60 days in the Class A Ordinary Shares.
(d)	Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares.
(e)	Not applicable.

CUSIP No. 81141R100	SCHEDULE 13D	Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 5 and 6 is hereby incorporated by reference into this Item 6.

Lock-Up Agreements

Each of Tencent and certain of its affiliates have agreed that, without the prior written consent of Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) L.L.C., it will not, during the period ending 180 days after the date of October 19, 2017, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or file, or participate in the filing of, a registration statement with the SEC in respect of, any ordinary shares or American Depositary Shares (“ADSs”) of the Issuer, or any options or warrants to purchase any ordinary shares or ADSs of the Issuer, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares or ADSs of the Issuer, whether now owned or hereinafter acquired, owned directly by Tencent and certain of its affiliates or with respect to which they have beneficial ownership within the rules and regulations of the SEC.  The foregoing restriction is expressly agreed to preclude each of Tencent and certain of its affiliates from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of its securities even if such securities would be disposed of by someone other than themselves.  Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, swap or sale or grant of any right (including without limitation any put or call option) with respect to any of its securities or with respect to any security that includes or relates to, or derives any significant part of its value from such ordinary shares or ADSs of the Issuer.  The restrictions above are subject to certain customary exceptions.
Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) L.L.C., in their sole discretion, on behalf of the underwriters of the IPO may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.
Investor’s Rights Agreement

Under the investors’ rights agreement entered into by and among the Issuer and certain investors and shareholders as of April 8, 2017, Tencent and its affiliates have been granted certain registration rights, which include: (i) any ordinary shares or ordinary shares issued or issuable upon conversion of preference shares or pursuant to pre-emptive right of participation, (ii) any ordinary shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any preference shares or ordinary shares described in (i), (iii) any other ordinary shares owned or thereafter acquired by Tencent and its affiliates, including ordinary shares issued in respect of the ordinary shares described above, upon any share split, share dividend, recapitalization or a similar event, and (iv) any depositary receipts issued by an institutional depositary upon deposit of any of the foregoing.
Item 7.                          Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement dated October 25, 2017, by and among the Reporting Persons.

CUSIP No. 81141R100	SCHEDULE 13D	Page 10 of 11

Exhibit 2	Irrevocable Proxy, dated as of September 1, 2017 (incorporated by reference to Exhibit 4.4 of the Issuer’s Registration Statement on Form F-1 (SEC 333-220571), filed with the SEC on September 22, 2017).
Exhibit 3	Fifth Amended and Restated Investors’ Rights Agreement, dated as of April 8, 2017, by and among the investors, the Issuer and the certain shareholders named therein (incorporated by reference to Exhibit 10.5 of the Issuer’s Registration Statement on Form F-1 (SEC 333-220571), filed with the SEC on September 22, 2017).
Exhibit 4	Convertible Promissory Note, dated as of March 3, 2017, issued by the Issuer to Tencent Limited (incorporated by reference to Exhibit 10.7 of the Issuer’s Registration Statement on Form F-1 (SEC 333-220571), filed with the SEC on September 22, 2017).
Exhibit 5	Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 of Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 (SEC 333-220571), filed with the SEC on October 18, 2017).

CUSIP No. 81141R100	SCHEDULE 13D	Page 11 of 11

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 30, 2017
TENCENT HOLDINGS LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Representative

TENCENT LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Representative